DAVIDOFF HUTCHER & CITRON LLP

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October 26, 2018

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561, 100 F Street, N.E.

Washington, DC 20549

Attention: Avairi Regan

Re:	Cosmos Holdings Inc. Form S-1 Registration Statement
File No. 333-227813

Gentlemen:

On behalf of Cosmos Holdings Inc. (the “Company”), we are submitting the following response to the Securities and Exchange Commission Staff’s letter of October 22, 2018, containing a General Comment regarding the Registration Statement on Form S-1 filed on October 12, 2018. This response accompanies Amendment No. 1 to the Registration Statement filed on this date, which has otherwise been updated to reflect recent events. The full text of the comment is set forth below and the Company’s response follows the text.

General

1.	We note that you have deleted the changes made in response to our comment letter dated May 7, 2018 on your PosAm 333-222061 filed on May 9, 2018 in your Form S-1 filed on October 12, 2018. We reissue our comment issued on May 7, 2018 for your Form S-1 filed on October 12, 2018. We note your agreement with Marathon Global Inc., by which you may distribute cannabis-related products. Please expand your risk factor disclosure related to the regulatory requirements applicable to your company to address the potential impact of federal and state laws related to the selling and distribution of marijuana. Please also revise your Business section to address government approval of cannabis-related products. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

DAVIDOFF HUTCHER & CITRON LLP

Securities and Exchange Commission

October 26, 2018

Response

This comment has been complied with. We reaffirm the Company’s response of May 8, 2018 to the Staff as follows:

The Company does not believe the above comment applies to the facts and circumstances concerning its agreement with Marathon Global Inc. (“Marathon”). If the facts and circumstances change in the future, the Company and its management are aware of their responsibility to insure the accuracy of its public disclosures. Section 2.1 of the Agreement states: “Subject to all of the terms and conditions of this Agreement, the Company (Marathon) hereby appoints the Distributor (Cosmos) as its exclusive distributor of the Products throughout Europe.” That was the sole intention of this Agreement. It was an afterthought that the next sentence was added: “The Distributor will be able to distribute the Products of the Company wherever else lawfully permitted, but the Distributor will not have exclusivity in those markets.” We believe that the Staff’s comment relates to U.S. jurisdiction and federal and state laws, and not to European regulation of cannabis.

Therefore, the Company has amended the Prospectus contained in Amendment No. 1 to the Registration Statement to add back the language that was inadvertently deleted from the Post-Effective Amendment to state, as follows:

The Company has no present intention to distribute any Products under this agreement in the United States or otherwise participate in cannabis operations in the United States. The Company will await further clarification from the U.S. Government on cannabis regulation prior to entering the domestic market.

The change was made on page 51 under Business - “Kaneh Bosm Biotechnology Inc. - Cannabis.” The prior disclosure in the Post-Effective Amendment had been made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We will await your response prior to our submitting an acceleration request for the above-captioned registration statement. Please do not hesitate to contact the undersigned with any comments or questions.

Very truly yours, DAVIDOFF HUTCHER & CITRON LLP

EHL/taf	By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker
cc: Grigorios Siokas